Exhibit 99.1

Weibo Announces Receipt of a SAPPRFT Notice

BEIJING, June 22, 2017 /PRNewswire/ — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced that it became aware of a public notice issued by The State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China (the “SAPPRFT”), stating that the SAPPRFT had recently requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies.

The Company is communicating with the relevant government authorities to understand the scope of the notice. It intends to fully cooperate with the relevant authorities. The Company will also evaluate the impact of this notice on its operations and its administrative options.

About Weibo Corporation

Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed and attach multimedia or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. The simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enable its advertising and marketing customers to promote their brands, products and services to our users. Weibo offer a wide range of advertising and marketing solutions to customers ranging from large companies to SMEs to individuals, including social display ads, native ads and event-based marketing offerings. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, and promoted feeds. Weibo has developed and is continuously refining its social interest graph, or SIG, recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships and interests to achieve greater relevance, engagement and marketing effectiveness on Weibo.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com